Mail Stop 4-6
									May 12, 2005
Thomas E. Gibbs
President and Chief Executive Officer
United Systems Technology
1850 Crown Road, Suite 1109
Dallas, Texas  75234

Re:	United Systems Technology
	Amendment No. 1 to Schedule 13E-3
	File No.  5-37771
	Filed April 19, 2005

	Preliminary Proxy Statement on Schedule 14A
	File No.  0-09574
	Filed April 18, 2005

      Form 10-K for the year ended December 31, 2004
      File No.  0-09574

Dear Mr. Gibbs:

	We have reviewed your filings and have the following comments.
1. Please file the correspondence you submitted to the staff in response to our comments on EDGAR, tagged as "CORRESP."
Schedule 13E-3
2. We note that this Amendment No. 1 to the Schedule 13E-3 is dated
March 4, 2005 even though it was filed on April 19, 2005. We presume this to be in error. Please advise and ensure that future filings are executed and dated as of a current date. Please also ensure that you amend Item 16(a) to appropriately incorporate by reference the most recently filed proxy statement.

Schedule 14A
3. We note that you have filed your proxy statement on Schedule
14A
in definitive form prior to clearing comments with the staff. We presume that filing in definitive form was in error and that you have not yet mailed the proxy statement to shareholders. If so, please contact the EDGAR support office to change the tag so that it reflects a revised preliminary filing. If not, please explain. Also, in future filings, please ensure that you file a version of the proxy statement that has been marked to show changes made, pursuant to Rule
14a-6(h).
Summary Term Sheet
4. See prior comment 8. We note that you have revised the disclosure on page 2 to indicate that proxies "will not be solicited or voted via the Internet," however, you have not indicated how proxies will be solicited. If you plan to solicit proxies exclusively by mail, please state this.
Special Factors
5. See prior comments 20 and 25. Consistent with your supplemental response, please disclose in the proxy statement that all of the company`s affiliated shareholders own 10,000 or more shares. Supplementally tell us with a view to disclosure whether any unaffiliated shareholders hold 10,000 or more shares. In this regard, we note your disclosure that the company has a high number of unaffiliated, smaller shareholders. Because the ratio was set by affiliated shareholders at a rate that causes them to remain shareholders after the split, your assertion that the split would not impact affiliated shareholders differently from unaffiliated shareholders is not appropriate. While you may assert that the reverse/forward split is based solely on number of shares held, please disclose that based on the ratio used for the split, all affiliated shareholders are expected to continue to be shareholders of the company. Further, we re-issue our comment to ask that you only address fairness to unaffiliated shareholders, including Cashed-
Out Shareholders and Continuing Shareholders, as the fairness of a going private transaction should not be addressed to all shareholders as a whole.
6. See prior comment 21. Please elaborate upon why the Board did not consider the Company`s net book value or liquidation value. Specifically, elaborate upon the relevance of the Company`s 25-year existence as a justification for not considering these two factors.
7. See prior comment 22. Please revise your discussion to include the statement you provide in your response that the two directors have been deemed independent in accordance with the definition utilized by the NYSE.

8. See prior comment 23. Given the "high number of unaffiliated, smaller shareholders" you refer to on page 22 of the marked copy, your disclosure is unclear regarding how the monetary costs and administrative difficulties associated with retaining an unaffiliated representative impacted the board in reaching its conclusion that such a representative was not necessary to assure procedural fairness. What are the monetary costs and administrative difficulties to which you make reference? While the costs and administrative complexities may have weighed against the practicality of retaining and unaffiliated representative, this does not support the determination that the representative was not necessary. Please revise to better explain how the board arrived at the conclusion that the representative was not necessary to the procedural fairness determination.
9. See prior comment 24. Consistent with your supplemental response and Iowa law, please disclose that if the going private transaction is not approved by shareholders, the transaction will not go forward.
10. See prior comment 26. We reissue our comment in part. Please address how the Board determined that the cash out price is fair to unaffiliated shareholders in light of the fact that the historical market price per share exceeded the $0.0675 cash out price for most of the year.
11. See prior comment 27. While we agree with your analysis that the limited liquidity of the company`s stock should not pose a problem for shareholders desiring to liquidate their holdings, it does seem to present an issue for the small shareholders wishing to increase their holdings in order to remain a continuing shareholder. Your supplemental response does not adequately explain why this would not pose a problem for such shareholders. Please include a discussion of the possible impact of the stock`s limited liquidity referenced throughout the document on such shareholders and include an illustration-such as the one used in your supplemental response-in the proxy statement to demonstrate to shareholders the likely maximum cost of increasing their share ownership in order to remain a continuing shareholder.
12. See prior comment 33. The revised disclosure states that the consideration of a going private transaction first arose in the fall of 2005. Please revise. We also note that the revised disclosure does not identify who, other than "management," first raised the issue of taking the company private. How was this issue raised among management such that management agreed it should be presented to the board?
13. We note your revisions on page 31 in response to prior comment
34. You indicate that the 1-for-5,000 reverse stock split ratio was
"thought to be sufficient to enable the Company to reduce its number of shareholders of record to less than 300." If this ratio would have been sufficient, please revise to elaborate as to why the ratio was altered to cash out more shareholders. Please also elaborate upon your indication that "the Board of Directors considered per share consideration values ranging from $.065 to $.07 per share." Why was $.065 selected as compared to some higher amount?


Closing Information

	File an amendment to the proxy statement in response to our comments. Please file clearly and accurately marked copies of the amendment and include in your response letter page references to the amendment indicating where changes in response to our comments are located. Response letters specifically stating what changes were made in response to our comments and identifying the page numbers in the amended version where the changes may be found will significantly facilitate our review. In addition, please also note the location of any material changes made for reasons other than in response to our comments. In the event that you disagree with any of our comments, provide the basis in your response letter. We may have additional comments based on your responses.

      Please contact Maryse Mills-Apenteng at 202-942-1861 or you may contact Mara Ransom in the Office of Mergers and Acquisitions at 202-
551-3264. If you still require further assistance, please contact me at 202-942-1800.

Sincerely,



      Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  972-402-9922
      Randy McGee
	Chief Financial Officer



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United Systems Technology, Inc.
Page 1 of 4






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE